NovaStar Financial, Inc.

2114 Central Street, Suite 600

Kansas City, MO 64108

816.237.7000

February 20, 2009

Ms. Jessica Barberich

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

VIA Facsimile (202.772.9210) and Overnight Mail

Re:	NovaStar Financial, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008
File No. 1-13533

Dear Ms. Barberich:

NovaStar Financial, Inc. (the “Company”) is writing this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff” or the “Commission”) in a letter dated February 5, 2009.

Comment Received:

1. We note that FSP FAS 140-2 states that the requirements of paragraphs 40(b) and 40(c) of SFAS No. 140 must be met when beneficial interest are initially issued by the qualifying SPE and that unexpected subsequent events outside the control of the transferor generally would not impair or change the qualified status of the qualify SPE. We believe that the FSP applies both to an initially qualifying SPE and an initially non-qualifying SPE. Since the NHES 2007-1 securitization trust did not meet the requirement of paragraph 40(c) of SFAS No. 140 at inception and unexpected changes in market conditions should not result in a reassessment of the SFAS 140 status of the SPE, deconsolidation of the trust as of June 30, 2008 and the application of sale accounting is not appropriate. Please revise your financial statements accordingly.

Response:

The Company is in the process of revising its financial statements and expects to file an amended Quarterly Report on Form 10-Q for the second quarter of fiscal year 2008 on or before March 15, 2009.

United States Securities and Exchange Commission

February 20, 2009

Comment received:

2. Please clarify for us whether you have reassessed or plan to reassess the qualifying status of other SPEs, including any SPEs that were reassessed due to the termination of contracts. To the extent that these reassessments resulted in a change in qualifying status of an SPE, please tell us your basis for reassessment, how you performed the reassessment, how you accounted for the change in qualifying status of the SPE, and the amount of any gain or loss recorded. Specifically, tell us how you considered all the requirements of QSPE as of the date of your reassessment. Please provide details regarding the composition of the SPE on the date of reassessment.

Response:

The servicing and sale agreements for the NMFT Series 2006-1 (2006-1) and NMFT Series 2006-MTA1 (2006-MTA1) loan securitizations originally included provisions that allowed the Company (as depositor) to deposit derivatives at any time into the respective trusts and because of this provision, the Company concluded that these trusts did not meet the requirements to be a qualifying special purpose entity (QSPE) as defined by Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (SFAS 140). Additionally, these same agreements contained a repurchase option which allowed the Company the right to purchase no more than twenty-five loans from each trust, respectively, at any time for any reason, which the Company determined defeated the requirements for sale treatment pursuant to paragraph 9 of SFAS 140. Therefore, based on the assessments that the transfers did not qualify for a sale and the trusts did not meet the criteria to be QSPE’s, the assets and liabilities were included in the consolidated financial statements of the Company. At inception, other than the foregoing two items, the loan securitization trusts met all requirements to be a QSPE, including paragraph 40c of SFAS 140.

On September 30, 2008, the Company, the current third-party servicer (unrelated to the Company) and the trustee for the 2006-1 and 2006-MTA1 loan securitization trusts executed amendments to their respective securitization agreements that eliminated the two provisions discussed in the previous paragraph. As a result of these contractual amendments, the Company reconsidered the accounting for the trusts and performed detailed reassessments (Attachments 1 and 2) of the qualifying status of the trusts (SPEs) as well as compliance with paragraph 9 with respect to sale treatment for the transfers.

In addition to the full analysis, the Company offers the following to expand upon conclusions reached regarding the requirements under paragraphs 35 and 41 of SFAS 140.

SFAS 140, paragraph 35c(1), states that assets transferred be passive in nature. All assets transferred to the trust at inception were passive in nature – residential mortgage loans. No assets have been transferred to the SPE since inception. This is based on the definition of a transfer in paragraph 364 of FAS 140, which states that a “transfer” is “(t)he conveyance of a noncash financial asset by and to someone other than the issuer of that financial asset.”

United States Securities and Exchange Commission

February 20, 2009

Although not defined in GAAP, conveyance is generally defined as a legal transfer of title to property from one person to another or the document by which a property transfer is effected. Additionally, FAS 140 acknowledges that a “transfer” can result in accounting as a sale or as a secured borrowing thus a transfer does not occur only if sale accounting is achieved. Therefore, at the reconsideration date, the evaluation should not be as if there was a new transfer date.

Paragraph 35c(5) states that a qualifying SPE may hold “(t)emporarily, nonfinancial assets obtained in connection with the collection of financial assets that it holds “ and refers to Paragraph 41 for additional information and an example, (emphasis added):

41.	A qualifying SPE may hold nonfinancial assets other than servicing rights only temporarily and only if those nonfinancial assets result from collecting the transferred financial assets. For example, a qualifying SPE could be permitted to temporarily hold foreclosed nonfinancial collateral. In contrast, an entity cannot be a qualifying SPE if, for example, it receives from a transferor significant secured financial assets likely to default with the expectation that it will foreclose on and profitably manage the securing nonfinancial assets.

The guidance in paragraphs 35c (5) and 41 is met since the non-financial assets are being held temporarily by the servicer pending liquidation and have been obtained by the trust in collection of financial assets. Furthermore, none of the nonfinancial assets were received from the transferor. And finally, the assets are clearly not being managed for the SPEs profitable gain – these assets are generally severely impaired and are being liquidated by the servicer at sizeable losses. SFAS 140 does not limit the quantity of nonfinancial assets a QSPE may hold if it results from collecting transferred financial assets. The amount of defaulted assets is sizeable as of September 30, 2008. However, it would not have been possible at inception of the transaction to predict the subsequent and extraordinary circumstances that led to the unusual volume of nonfinancial assets acquired by the trust in the collection of financial assets.

As the assets in the trust at the reconsideration date were not impacted by the provisions in the trust documents that were “cured” (i.e., the trust does not hold non-qualifying assets as a result of the provisions that previously precluded QSPE status), there were no non-passive financial assets ever transferred to the trust, and any non-passive financial assets are not being managed for the trust’s profitable gain, the SPE may be a QSPE at the reconsideration date solely as a result of a “cure” of a contractual provision that previously precluded QSPE status.

As a result of these reassessments, the Company concluded that as of September 30, 2008, each of the 2006-1 and 2006-MTA1 trusts met the requirements under FAS140 to be QSPEs. Consequently, pursuant to the guidance in paragraph 46 of FAS140, the trust is not to be included in the consolidated financial statements as of September 30, 2008, and derecognition of the assets and liabilities is appropriate. The Company will recognize gains upon derecognition of the 2006-1 and 2006-MTA1 trusts in the approximate, unaudited amounts of $130 million and $140 million, respectively.

United States Securities and Exchange Commission

February 20, 2009

Following is the detailed composition of the 2006-1 and 2006-MTA1 trusts on the date of reassessment:

	2006-1	2006-MTA1
Unpaid principal balance (in thousands):
Total principal balance outstanding (including amounts below)	$589,428	$708,904
Real estate owned	32,173	16,427
Loans in foreclosure	68,268	35,230
Loans delinquent:
90 days or more	144,239	122,272
60 to 90 days	24,510	20,772

The Company has discussed its conclusions regarding the reassessment of the aforementioned trusts under SFAS 140 with its independent accountants, Deloitte and Touche LLP, including personnel in their national office. They are in concurrence with the Company’s conclusion that the trusts meet the conditions for QSPE status and sale accounting as of September 30, 2008.

Should you have any questions or comments regarding the information provided herein, please call me at 816.237.7532.

Sincerely,

/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer

Cc:	Mr. W. Lance Anderson, NFI
NFI Audit Committee
Mr. Richard T. Lippoli, Deloitte & Touche LLP
Mr. Gregory G. Johnson, Bryan Cave LLP

I N T E R O F F I C E    M E M O R A N D U M

To:	Accounting File

From:	Rodney Schwatken

Date:	October 10, 2008

RE:	NovaStar Mortgage Funding Trust (NMFT) Series 2006-1

On April 28, 2006, NovaStar Mortgage executed a securitization of approximately $1.35 billion in mortgage loans with a sale of approximately $1.32 billion in bonds to the public. An assessment of the accounting for the transactions was prepared on April 28, 2006. The securitization was structured to be a “financing” transaction for accounting purposes. The following two provisions were included in the Sale and Servicing Agreement:

1.	Article II, Section 2.01 (c) The Depositor may cause the deposit of derivatives solely for the benefit of the Certificates at any time into the NovaStar Mortgage Funding Trust, Series 2006-1 and any such deposited derivatives shall become part of the Trust Estate.

2.	Article V, Section 5.21 The Depositor has the right, but not the obligation, to purchase any Mortgage Loan at a purchase price equal to the Repurchase Price, if the Depositor deems it advisable in the administration or servicing of the Mortgage Loans. The Depositor may not repurchase pursuant to this Section 5.21 more than twenty-five (25) of the Mortgage Loans. The procedure for such purchase shall be the same as for a repurchase made by the Sponsor under this Agreement.

Because of the foregoing provisions, NMI as transferor had not relinquished control over the assets as required by paragraph 9 of Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (FAS 140) (see discussion below). As a result, the assets and liabilities of the securitization trust have been consolidated with NovaStar’s financial statements.

The following is a summary of the securitization:

1.	2006-1 was structured to be a “financing” transaction.

2.	NMI was the depositor to the trust.

Reassessment of Accounting for NMFT 2006-1

3.	NovaStar Mortgage was the servicer for the transferred loans (until servicing was sold in November 2007).

4.	Prior to selling the servicing, NMI as servicer, had the right, but not the obligation, to purchase any mortgage loan which becomes 90 days or more delinquent (a) within 29 days after the date the mortgage loan becomes 90 days delinquent or (b) on the date the Servicer liquidates the related mortgaged property.

5.	NovaStar Mortgage is required to repurchase loans with origination defects.

6.	The original transaction documents allowed the servicer (NMI at the time) to exercise a traditional clean-up call option. In its sale agreement with Saxon, NMI retained these call rights under certain circumstances.

7.	NovaStar assigned interest swap and cap agreements with an original notional amount of $810 million to the trust. All swaps and caps for the 2006-1 securitization were designated in the Prospectus Supplement and dated concurrently with the closing of this transaction.

Effective September 30, 2008, NovaStar Mortgage, Saxon Mortgage (current servicer) and the Trustee executed Amendment 5 (“Amendment”) to the Servicing and Sale Agreement for the 2006-1 securitization. The Amendment eliminates Article II, Section 2.01 (c) and Article V, Section 5.21. As a result of the Amendment, the accounting staff conducted a review of the other requirements of FAS 140 to determine if the 2006-1 trust met the requirements to be a Qualifying Special Purpose Entity (QSPE) post amendment. Following is a summary of the review.

Summary of Sale versus Financing

In any transfer of assets, the accounting issue to be addressed is whether the transfer of the assets is accounted for as a sale or financing arrangement. Guidance for the accounting for transfers of assets such as the above transaction is provided by FAS 140. According to paragraph 9 of this Statement:

A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

A.	The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

B.	Each transferee (or, if the transferee is a qualifying special purpose entity (QSPE), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

Reassessment of Accounting for NMFT 2006-1

C.	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both allows and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Isolation of the Assets

The legal nature of the NMFT 2006-1 transaction isolated the loans from NMI at inception and they continue to be isolated. A “true sale” opinion was given by Dewey Ballentine, LLP counsel to NMI that states the assets of the trust have been isolated from NMI even in cases of bankruptcy or other receivership. In addition, paragraph 83 of SFAS 140, states the FASB concluded that a “two-step” securitization, “generally would be judged under present U.S. law as having isolated the assets beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership”. The two-step structure was used by NovaStar in the NMFT 2006-1 transaction as the loans are first transferred from NMI to NMFC and then from NMFC to the securitization trust.

QSPE and Constraints on Transferred Assets

Attachment 1 to this memorandum provides a detailed analysis of the requirements of paragraph 35 of SFAS 140 for QSPE and conclusions reached regarding the NHES 2006-1 securitization and related Trust. Based on this assessment, NHES 2006-1 is a QSPE as of September 30, 2008.

Control Over the Transferred Assets

The put-back option requirement of NMI by the trust in the event of mortgage loan origination defects raises the question of whether this option should be treated as a guaranty. FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” addresses the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing the guarantee and also addresses the disclosure requirements. FIN 45 specifically applies to guarantee contracts that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value with the offset of the entry reducing/(increasing) the gain/(loss) recognized on the deal. Due to the fact that NovaStar has never had to purchase a loan out of securitization due to origination defects, we feel that the value of these guarantees is justifiably immaterial. Appropriate disclosures will be made in the annual and quarterly financial statements.

Reassessment of Accounting for NMFT 2006-1

In accordance with the original Servicing and Sale Agreement, NovaStar Mortgage, as servicer, owned a traditional 10% cleanup call. When NovaStar sold servicing to Saxon (November 2007), NovaStar retained the cleanup call, but Saxon may exercise the call when the unpaid principal is 7% or less of the original unpaid balance. In the event the call option were to be exercised, NovaStar would have to pay par for the loans. Currently, the market value of the loans is significantly below par. Additionally, NovaStar does not have the financial wherewithal to exercise its options. It is unlikely that the value of the loans will recover or NovaStar will regain the financial means to exercise the option. Therefore, NovaStar’s option is “sufficiently out-of-the-money” such that it does not constitute control as discussed in paragraph 32 of FAS140.

Derivative Accounting Issues

The interest rate cap and swap agreements included in this deal provide interest rate protection to the third-party bondholders. In effect, the caps and swaps protect the bondholders from a cash shortfall if interest rates rise dramatically and the cash flow from the mortgages is not sufficient to pay the bonds the agreed upon coupon. This shortfall would result from the 2/28, 3/27 and fixed rate mortgages not being able to generate enough interest if interest rates rise dramatically and quickly.

FAS 140 (paragraph 39) allows a QSPE to hold only passive derivative financial instruments that pertain to beneficial interests sold to independent third parties. Paragraph 40 provides the following regarding determining when a derivative financial instrument pertains to beneficial interests sold the third parties:

a.	it is entered only:

(1)	when the beneficial interests are purchased by independent third parties

(2)	when another derivative must be replaced upon a pre-stipulated occurrence of an event outside the control of the transferor, its affiliates or its agents

b.	has a notional amount that does not initially exceed the amount of beneficial interests held by independent third parties and is not expected to exceed them subsequently

c.	has characteristics that relate to, and partly or fully (but not excessively) counteract, some risk associated with those beneficial interests held by outsiders or the related transferred assets.

For the 2006-1 transaction, the following conclusions regarding the requirements of paragraph 40 have been reached regarding the swaps/caps. These conclusions are also summarized in a tabular format in Attachment 2. The discussion following each letter below corresponds with the same letter above.

a.

All of the derivatives for the 2006-1 securitization were entered into at the time the beneficial interests were purchased by independent third parties. These derivatives are designated in the Prospectus Supplement dated April 17, 2006, and more importantly, only those derivatives designated in the Supplement can be transferred into the trust. Even though only a

Reassessment of Accounting for NMFT 2006-1

portion of the aggregate cap notional amount was assigned to the trust on the closing date (via a Novation agreement), NovaStar entered into a forward delivery contract with the trust on the date of the initial close and was legally obligated to deliver the remaining swaps/caps during the secondary funding. Again, only those derivatives designated in the Prospectus Supplement can be transferred to the trust. It is important to also note that NovaStar will receive (pay) cash from (to) the derivative counterparty during the period the derivatives are not assigned to the trust and, therefore, takes market risk on those swaps/caps not assigned at first close. Additionally, if there was ever a scenario in which interest rates increased so dramatically between closes that the third party BIH’s were exposed to a cash shortfall which would have been covered by the caps if they had all been assigned in the first close, then the cash shortfall will be taken from NovaStar’s C bond cash flow. Therefore, after all cash flows are considered, both the third party BIH’s and NovaStar should be in the same cash flow position whether we assign all of the derivatives at the first close or only a portion.

In the opinion of management, the derivatives were entered into and identified to all bond holders at the time the bonds were issued and they meet all other requirements of SFAS 140 (see b. and c. below).

b.	Attachment 3 is a summary of the derivatives notional amount at inception and as of September 30, 2008. The derivatives included in NHES 2006-1 have short maturities. Management’s analysis of future performance of the assets and liabilities of NHES 2006-1, at inception and as of September 30, 2008, demonstrated that it is not likely that the notional amount of the derivatives will exceed the amount of the beneficial interests.

c.	As of September 30, 2008, the derivatives are not in the money. Based on the forward curve, it is not likely that the derivatives will be in the money. As a result, there is no benefit to NovaStar from the derivatives and there is likely to be no future benefit. Additionally, the derivatives with a notional amount of $670 million matured prior to September 30, 2008, leaving only $140 million in notional remaining.

Overall Conclusions

In accordance with SFAS 140, NovaStar management has concluded that, for the foregoing reasons, the 2006-1 securitized loan pool qualifies as a special purpose entity as of September 30, 2008. Furthermore, all other requirements of SFAS 140 for sale accounting treatment have been met. Therefore, the loans receivable, asset-backed bond liabilities and any related balances should be removed from the financial statements of NovaStar.

Requirements for a qualifying Special Purpose Entity	ATTACHMENT 1
Paragraph 35 of FAS 140

Requirement(s)	NHES 2006-1 Conclusion
35. A qualifying SPE 16 is a trust or other legal vehicle that meets all of the following conditions:
a. It is demonstrably distinct from the transferor	According to the terms of the legal documents, NMI, its affiliates nor agents have the ability to unilaterally dissolve the Trust. Additionally, as of September 30, 2008, the value of beneficial interests held by others was significantly greater than 10 percent of all beneficial interests.
b. Its permitted activities (1) are significantly limited, (2) were entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds, and (3) may be significantly changed only with the approval of the holders of at least a majority of the beneficial interests held by entities other than any transferor, its affiliates, and its agents (paragraphs 37 and 38).	According to the terms of the legal documents, the Trust is permitted to engage in a specific and limited set of activities. The activities relate generally to collecting on the assets it owns and making payments to the beneficial interest holders (BIHs). The permitted activities can be altered only by a majority of the BIHs.
c. It may hold only:
(1) Financial assets transferred to it that are passive in nature (paragraph 39)

Paragraph 39 clarifies that “(a) financial asset or derivative financial instrument is passive only if holding the asset or instrument does not involve its holder in making decisions other than the decisions inherent in servicing.” Furthermore, paragraph 41 allows a qualifying SPE to “hold nonfinancial assets other than servicing rights only temporarily and only if those nonfinancial assets result from collecting the transferred financial assets. For example, a qualifying SPE could be permitted to temporarily hold foreclosed nonfinancial collateral. In contrast, an entity cannot be a qualifying SPE if, for example, it receives from a transferor significant secured financial assets likely to default with the expectation that it will foreclose on and profitably manage the securing nonfinancial assets.

The assets transferred to NHES 2006-1 were residential mortgage loans. No real estate was transferred to the Trust.

Requirements for a qualifying Special Purpose Entity	ATTACHMENT 1
Paragraph 35 of FAS 140

No assets have been transferred to the Trust beyond inception.

While the Trust owns considerable real estate as of September 30, 2008, these assets have been acquired in the normal processing of servicing and “collecting transferred assets” as allowed by FAS 140. Furthermore, these assets are being held only temporarily as it is the servicer’s responsibility to liquidate the assets as quickly and efficiently as possible. The assets are not held for the purpose of “profitably” managing the real estate. In fact, generally, the assets are being liquidated at sizeable losses.

(2) Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents (paragraphs 39 and 40)	Paragraph 40 allows for derivatives to be held by a qualifying SPE with certain limitations. The main memorandum discusses the nature of the derivatives in full.
(3) Financial assets (for example, guarantees or rights to collateral) that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE	Not applicable – no such assets were transferred to this Trust.
(4) Servicing rights related to financial assets that it holds	Not applicable as the servicing rights are held by the servicer as an agent of the Trust.
(5) Temporarily, nonfinancial assets obtained in connection with the collection of financial assets that it holds (paragraph 41)	See discussion above.
(6) Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).	The Trust is limited in accordance with FAS 140 in how it can invest the cash collected from assets it holds.
d. If it can sell or otherwise dispose of noncash financial assets, it can do so only in automatic response to one of the following conditions:

Requirements for a qualifying Special Purpose Entity	ATTACHMENT 1
Paragraph 35 of FAS 140

(1) Occurrence of an event or circumstance that (a) is specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds; (b) is outside the control of the transferor, its affiliates, or its agents; and (c) causes, or is expected at the date of transfer to cause, the fair value of those financial assets to decline by a specified degree below the fair value of those assets when the SPE obtained them (paragraphs 42 and 43)	According to the legal documents, sales of loans are limited, as prescribed by the legal documents and are not at the control of NMI, as transferor.
(2) Exercise by a BIH (other than the transferor, its affiliates, or its agents) of a right to put that holder’s beneficial interest back to the SPE (paragraph 44)	Legal documents comply with this provision.
(3) Exercise by the transferor of a call or ROAP specified in the legal documents that established the SPE, transferred assets to the SPE, or created the beneficial interests in the transferred assets that it holds (paragraphs 51-54 and 85-88)	Removal is allowed by the legal documents only for defaulted loans, as permitted by paragraph 87 of FAS 140.
(4) Termination of the SPE or maturity of the beneficial interests in those financial assets on a fixed or determinable date that is specified at inception (paragraph 45).	The Trust will terminate only at fixed or determinable dates as prescribed by the legal documents.

Requirements for a qualifying Special Purpose Entity	ATTACHMENT 2
Paragraph 40 of FAS 140

Requirement(s)	NHES 2006-1 Conclusion
40. A derivative financial instrument pertains to beneficial interests (other than another derivative financial instrument) issued only if it:
a. Is entered into (1) when the beneficial interests are issued by the qualifying SPE to parties other than the transferor, its affiliates, or its agents or sold to such other parties after being issued by the qualifying SPE to the transferor, its affiliates, or its agents or (2) when a passive derivative financial instrument needs to be replaced upon occurrence of an event or circumstance (specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds) outside the control of the transferor, its affiliates, or its agents, for example, when the counterparty to the derivative defaults or is downgraded below a specified threshold

All of the derivatives for the 2006-1 securitization were entered into at the time the beneficial interests were purchased by independent third parties. These derivatives are designated in the Prospectus Supplement, and more importantly, only those derivatives designated in the Supplement can be transferred into the trust. Even though only a portion of the aggregate cap notional amount was assigned to the trust on the closing date (via a novation agreement), NovaStar entered into a forward delivery contract with the trust on the date of the initial close and was legally obligated to deliver the remaining swaps/caps during the secondary funding. Again, only those derivatives designated in the Prospectus Supplement can be transferred to the trust. It is important to also note that NovaStar will receive (pay) cash from (to) the derivative counterparty during the period the derivatives are not assigned to the trust and, therefore, takes market risk on those swaps/caps not assigned at first close. Additionally, if there was ever a scenario in which interest rates increased so dramatically between closes that the third party BIH’s were exposed to a cash shortfall which would have been covered by the caps if they had all been assigned in the first close, then the cash shortfall will be taken from NovaStar’s C bond cash flow. Therefore, after all cash flows are considered, both the third party BIH’s and NovaStar should be in the same cash flow position whether we assign all of the derivatives at the first close or only a portion.

In the opinion of management, the derivatives were entered into and identified to all bond holders at the time the bonds were issued and they meet all other requirements of SFAS 140 (see b. and c. below).

Requirements for a qualifying Special Purpose Entity	ATTACHMENT 2
Paragraph 40 of FAS 140

b. Has a notional amount that does not initially exceed the amount of those beneficial interests and is not expected to exceed them subsequently	At inception and at September 30, 2008, the notional amount of the derivatives did not exceed the amount of beneficial interests. The derivatives included in NHES 2006-1 have short maturities. It is not likely that the notional amount of the derivatives will exceed the amount of the beneficial interests.
c. Has characteristics that relate to, and partly or fully but not excessively counteract, some risk associated with those beneficial interests or the related transferred assets.	The derivatives have no benefit to NovaStar. The notional amount of the derivatives is low relative to the bond/asset amount as of September 30, 2008. Furthermore, they are not in the money and, based on the forward curve, not likely to be in the money.

NMFT 2006-1	ATTACHMENT 3
Derivatives Summary

NovaStar Financial, Inc.

NHES 2006-1

Notional Analysis

Notional of Hedges vs. Bonds and Assets - Current and Inception

	Loans	Notional Amt of Hedges	Bond Principal (from 10/25 remit)
			External (A)	NovaStar	Total
At Issue	$1,350,000,000	$810,000,000	$1,320,975,000	$22,275,000	$1,343,250,000
As of 9/30/2008	580,868,993	140,000,000	564,795,688	16,073,305	580,868,993

(A)	Bonds sold to NovaStar CDO are classified as external.

Maturity Schedule - Hedge Notional
Inception	$810,000,000
11/30/2007	580,000,000
12/31/2007	300,000,000
1/31/2008	140,000,000
11/30/2008	100,000,000
12/31/2008	40,000,000
1/13/2009	—

I N T E R O F F I C E    M E M O R A N D U M

To:	Accounting File

From:	Rodney Schwatken

Date:	October 10, 2008

RE:	NovaStar Mortgage Funding Trust (NMFT) Series 2006-MTA1

On June 8, 2006, NovaStar Certificates Financing Corporation (NCFC and Depositor) executed a securitization of approximately $1.2 billion in mortgage loans with a sale of approximately $1.2 billion in bonds to the public. An assessment of the accounting for the transactions was prepared on April 28, 2006. The securitization was structured to be a “financing” transaction for accounting purposes. The following two provisions were included in the Sale and Servicing Agreement:

1.	Article II, Section 2.01 (c) The Depositor may cause the deposit of derivatives solely for the benefit of the Certificates at any time into the NovaStar Mortgage Funding Trust, Series 2006-MTA1 and any such deposited derivatives shall become part of the Trust Estate.

2.	Article V, Section 5.21 The Depositor has the right, but not the obligation, to purchase any Mortgage Loan at a purchase price equal to the Repurchase Price, if the Depositor deems it advisable in the administration or servicing of the Mortgage Loans. The Depositor may not repurchase pursuant to this Section 5.21 more than twenty-five (25) of the Mortgage Loans. The procedure for such purchase shall be the same as for a repurchase made by the Sponsor under this Agreement.

Because of the foregoing provisions, NCFC as transferor had not relinquished control over the assets as required by paragraph 9 of Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (FAS 140) (see discussion below). As a result, the assets and liabilities of the securitization trust have been consolidated with NovaStar’s financial statements.

The following is a summary of the securitization:

1.	2006-MTA1 was structured to be a “financing” transaction.

2.	NCFC was the depositor to the trust.

Reassessment of Accounting for NMFT 2006-MTA1

3.	NovaStar Mortgage, Inc. (NMI) was the servicer for the transferred loans (until servicing was sold in November 2007).

4.	Prior to selling the servicing, NMI as servicer, had the right, but not the obligation, to purchase any mortgage loan which becomes 90 days or more delinquent (a) within 29 days after the date the mortgage loan becomes 90 days delinquent or (b) on the date the Servicer liquidates the related mortgaged property.

5.	NovaStar Mortgage is required to repurchase loans with origination defects.

6.	The original transaction documents allowed the servicer (NMI at the time) to exercise a traditional clean-up call option. In its sale agreement with Saxon, NMI retained these call rights under certain circumstances.

7.	No derivatives were transferred to the trust.

Effective September 30, 2008, NCFC, NMI, Saxon Mortgage (current servicer) and the Trustee executed Amendment 3 (“Amendment”) to the Servicing and Sale Agreement for the 2006-MTA1 securitization. The Amendment eliminates Article II, Section 2.01 (c) and Article V, Section 5.21. As a result of the Amendment, the accounting staff conducted a review of the other requirements of FAS 140 to determine if the 2006-MTA1 trust met the requirements to be a Qualifying Special Purpose Entity (QSPE) post amendment. Following is a summary of the review.

Summary of Sale versus Financing

In any transfer of assets, the accounting issue to be addressed is whether the transfer of the assets is accounted for as a sale or financing arrangement. Guidance for the accounting for transfers of assets such as the above transaction is provided by FAS 140. According to paragraph 9 of this Statement:

A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

A.	The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

B.	Each transferee (or, if the transferee is a qualifying special purpose entity (QSPE), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

Reassessment of Accounting for NMFT 2006-MTA1

C.	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both allows and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Isolation of the Assets

The legal nature of the NMFT 2006-MTA1 transaction isolated the loans from NCFC at inception and they continue to be isolated. A “true sale” opinion was given by Dewey Ballentine, LLP counsel to NCFC that states the assets of the trust have been isolated from NCFC even in cases of bankruptcy or other receivership. In addition, paragraph 83 of SFAS 140, states the FASB concluded that a “two-step” securitization, “generally would be judged under present U.S. law as having isolated the assets beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership”. The two-step structure was used by NovaStar in the NMFT 2006-MTA1 transaction as the loans are first transferred from NCFC to NMFC and then from NMFC to the securitization trust.

QSPE and Constraints on Transferred Assets

Attachment 1 to this memorandum provides a detailed analysis of the requirements of paragraph 35 of SFAS 140 for QSPE and conclusions reached regarding the NHES 2006-MTA1 securitization and related Trust. Based on this assessment, NHES 2006-MTA1 is a QSPE as of September 30, 2008.

Control Over the Transferred Assets

The put-back option requirement of NCFC by the trust in the event of mortgage loan origination defects raises the question of whether this option should be treated as a guaranty. FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” addresses the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing the guarantee and also addresses the disclosure requirements. FIN 45 specifically applies to guarantee contracts that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value with the offset of the entry reducing/(increasing) the gain/(loss) recognized on the deal. Due to the fact that NovaStar has never had to purchase a loan out of securitization due to origination defects, we feel that the value of these guarantees is justifiably immaterial. Appropriate disclosures will be made in the annual and quarterly financial statements.

In accordance with the original Servicing and Sale Agreement, NovaStar Mortgage, as servicer, owned a traditional 10% cleanup call. When NovaStar sold servicing to Saxon (November 2007), NovaStar retained the cleanup call, but Saxon may exercise the call when the unpaid principal is 7% or less of the original unpaid balance. In the event the call option were to be exercised, NovaStar would

Reassessment of Accounting for NMFT 2006-MTA1

have to pay par for the loans. Currently, the market value of the loans is significantly below par. Additionally, NovaStar does not have the financial wherewithal to exercise its options. It is unlikely that the value of the loans will recover or NovaStar will regain the financial means to exercise the option. Therefore, NovaStar’s option is “sufficiently out-of-the-money” such that it does not constitute control as discussed in paragraph 32 of FAS140.

Overall Conclusions

In accordance with SFAS 140, NovaStar management has concluded that, for the foregoing reasons, the 2006-MTA1 securitized loan pool qualifies as a special purpose entity as of September 30, 2008. Furthermore, all other requirements of SFAS 140 for sale accounting treatment have been met. Therefore, the loans receivable, asset-backed bond liabilities and any related balances should be removed from the financial statements of NovaStar.

NMFT 2006-MTA1	ATTACHMENT 1
Paragraph 35 of FAS 140

Requirement(s)	NHES 2006-MTA1 Conclusion
35. A qualifying SPE 16 is a trust or other legal vehicle that meets all of the following conditions:
a. It is demonstrably distinct from the transferor	According to the terms of the legal documents, NCFC, its affiliates nor agents have the ability to unilaterally dissolve the Trust. Additionally, as of September 30, 2008, the value of beneficial interests held by others was significantly greater than 10 percent of all beneficial interests.
b. Its permitted activities (1) are significantly limited, (2) were entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds, and (3) may be significantly changed only with the approval of the holders of at least a majority of the beneficial interests held by entities other than any transferor, its affiliates, and its agents (paragraphs 37 and 38).	According to the terms of the legal documents, the Trust is permitted to engage in a specific and limited set of activities. The activities relate generally to collecting on the assets it owns and making payments to the beneficial interest holders (BIHs). The permitted activities can be altered only by a majority of the BIHs.
c. It may hold only:
(1) Financial assets transferred to it that are passive in nature (paragraph 39)

Paragraph 39 clarifies that “(a) financial asset or derivative financial instrument is passive only if holding the asset or instrument does not involve its holder in making decisions other than the decisions inherent in servicing.” Furthermore, paragraph 41 allows a qualifying SPE to “hold nonfinancial assets other than servicing rights only temporarily and only if those nonfinancial assets result from collecting the transferred financial assets. For example, a qualifying SPE could be permitted to temporarily hold foreclosed nonfinancial collateral. In contrast, an entity cannot be a qualifying SPE if, for example, it receives from a transferor significant secured financial assets likely to default with the expectation that it will foreclose on and profitably manage the securing nonfinancial assets.

The assets transferred to NHES 2006-MTA1 were residential mortgage loans. No real estate was transferred to the Trust. No assets have been transferred to the Trust beyond inception.

NMFT 2006-MTA1	ATTACHMENT 1
Paragraph 35 of FAS 140

While the Trust owns considerable real estate as of September 30, 2008, these assets have been acquired in the normal processing of servicing and “collecting transferred assets” as allowed by FAS 140. Furthermore, these assets are being held only temporarily as it is the servicer’s responsibility to liquidate the assets as quickly and efficiently as possible. The assets are not held for the purpose of “profitably” managing the real estate. In fact, generally, the assets are being liquidated at sizeable losses.
(2) Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents (paragraphs 39 and 40)	Not applicable - no derivatives were transferred to the Trust.
(3) Financial assets (for example, guarantees or rights to collateral) that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE	Not applicable – no such assets were transferred to this Trust.
(4) Servicing rights related to financial assets that it holds	Not applicable as the servicing rights are held by the servicer as an agent of the Trust.
(5) Temporarily, nonfinancial assets obtained in connection with the collection of financial assets that it holds (paragraph 41)	See discussion above.
(6) Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).	The Trust is limited in accordance with FAS 140 in how it can invest the cash collected from assets it holds.
d. If it can sell or otherwise dispose of noncash financial assets, it can do so only in automatic response to one of the following conditions:

NMFT 2006-MTA1	ATTACHMENT 1
Paragraph 35 of FAS 140

(1) Occurrence of an event or circumstance that (a) is specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds; (b) is outside the control of the transferor, its affiliates, or its agents; and (c) causes, or is expected at the date of transfer to cause, the fair value of those financial assets to decline by a specified degree below the fair value of those assets when the SPE obtained them (paragraphs 42 and 43)	According to the legal documents, sales of loans are limited, as prescribed by the legal documents and are not at the control of NCFC, as transferor.
(2) Exercise by a BIH (other than the transferor, its affiliates, or its agents) of a right to put that holder’s beneficial interest back to the SPE (paragraph 44)	Legal documents comply with this provision.
(3) Exercise by the transferor of a call or ROAP specified in the legal documents that established the SPE, transferred assets to the SPE, or created the beneficial interests in the transferred assets that it holds (paragraphs 51-54 and 85-88)	Removal is allowed by the legal documents only for defaulted loans, as permitted by paragraph 87 of FAS 140.
(4) Termination of the SPE or maturity of the beneficial interests in those financial assets on a fixed or determinable date that is specified at inception (paragraph 45).	The Trust will terminate only at fixed or determinable dates as prescribed by the legal documents.